Exhibit 4.1

INTERTAPE POLYMER GROUP INC.

DEFERRED SHARE UNIT PLAN FOR NON-EXECUTIVE DIRECTORS

1.	Definitions

For the purposes hereof and unless the context otherwise requires:

“Board” means the board of directors of the Corporation;

“Board Retainer” means all fees payable to a Participant as a member of the Board or lead director or as a member or chair of a committee of the Board;

“CFO” means the Chief Financial Officer of the Corporation;

“Committee” means the Human Resources and Compensation Committee of the Board;

“Corporation” means Intertape Polymer Group Inc. or its successor;

“Deferred Remuneration” means, in respect of a Participant, the amount of a Participant’s Board Retainer which the Participant has elected to receive in the form of DSUs;

“DSU” means a deferred share unit which represents the right of a Participant to receive a Share in accordance with the Plan;

“DSU Value” means the volume weighted average trading price of the Shares on the TSX for the five (5) trading days preceding the date on which the DSU Value is determined;

“Election Notice” has the meaning set out in paragraph 4.3;

“Expiry Date” means the business day preceding December 31 of the calendar year during which a Participant ceases to be a director of the Corporation;

“Participant” means any member of the board of directors of the Corporation who is not an executive officer or employee of the Corporation;

“Plan” means this Deferred Share Unit Plan for Non-Executive Directors of Intertape Polymer Group Inc.;

“Settlement Date” means the date of receipt of a DSU settlement request in accordance with paragraph 6.1 or the date of automatic settlement of a DSU pursuant to paragraph 6.2, as applicable;

“Shares” means common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;

“Termination Notice” has the meaning set out in paragraph 4.6;

“TSX” means the Toronto Stock Exchange; and

“Withholding Amount” has the meaning given thereto in paragraph 7.1.

2.	Purpose of the Plan

The purpose of the Plan is to provide Participants with a form of compensation which promotes a greater alignment of the interests of the Participants and the shareholders of the Corporation in creating long-term shareholder value.

3.	Administration

3.1	The Plan is under the direction of the Board. The Committee shall make recommendations to the Board in relation to the Plan and DSU awards. The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan. All decisions and interpretations of the Board shall be binding on all persons, including the Corporation and Participants.

3.2	Neither any member of the Board or the Committee nor any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or by-laws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

4.	Participation in the Plan

4.1	The Board, upon the recommendation of the Committee, may in its sole discretion grant DSUs to one or more Participants from time-to-time.

4.2	In addition, each Participant may elect to receive in lieu of cash either fifty percent (50%) or one hundred percent (100%) of such Participant’s Board Retainer, net of any applicable withholdings, in the form of DSUs.

4.3	Each Participant who elects to participate in the Plan pursuant to paragraph 4.2 for a given calendar year must send to the Chief Financial Officer of the Corporation (the “CFO”) a written notice to that effect (an “Election Notice”) prior to December 31 of the previous calendar year. Each Participant who is a newly-elected or appointed director and who elects to participate in the Plan pursuant to paragraph 4.2 for the then-current calendar year must send to the CFO an Election Notice within fifteen (15) days of his or her election or appointment, but prior to the receipt of the first Board Retainer payment. For the calendar year ending December 31, 2014, each Participant who elects to participate in the Plan must send to the CFO an Election Notice within fifteen (15) days of the adoption of the Plan. The election made in an Election Notice in respect of the Board Retainer of a given calendar year will be irrevocable for that calendar year.

4.4	The Election Notice shall be deemed to apply to all subsequent calendar years until such time as the Participant shall send to the CFO an Election Notice containing different instructions or a Termination Notice (in which case the new Election Notice or Termination Notice, as applicable, shall apply to the calendar year following the calendar year during which it was sent to the CFO).

4.5	If no Election Notice is received in accordance with paragraph 4.3, and no prior Election Notice is deemed to apply in accordance with paragraph 4.4, the Participant shall be deemed to have elected not to participate in the Plan and such Participant’s Board Retainer shall be paid in cash.

4.6	Each Participant is entitled to terminate his or her participation in the Plan for a given calendar year by sending a written notice to that effect (a “Termination Notice”) to the CFO prior to December 31 of the previous calendar year.

5.	DSU Awards

5.1	In addition to DSUs granted at the sole discretion of the Board pursuant to paragraph 4.1, each Participant shall receive such number of DSUs as is obtained by dividing the Deferred Remuneration payable semi-annually to the Participant by the DSU Value on the date on which the DSUs are awarded, with such DSUs being awarded to Participants on a semi-annual basis.

5.2	DSUs awarded to Participants shall be credited in the registers maintained by the Corporation, but will not be represented by any certificate or other document.

6.	Settlement of DSUs

6.1	A Participant who ceases to be a director of the Corporation (or, if deceased, his or her legal representatives) may request the settlement of all (but not less than all) of such Participant’s DSUs at any time during the period between the date on which such Participant ceases to be a director and the Expiry Date, in such manner as the Board may determine from time to time and in accordance with such rules and regulations as the Board may prescribe from time to time.

6.2	Any DSU which has not been settled prior to the Expiry Date shall be automatically settled on the Expiry Date.

6.3	As soon as reasonably practicable following the Settlement Date, the Corporation shall settle the DSUs by delivering to the Participant (or, if deceased, such Participant’s legal representatives), at the sole discretion of the Corporation, any of the following:

(i)	a number of Shares acquired on the open market equal to the number of settled DSUs;

(ii)	a number of Shares issued by the Corporation equal to the number of settled DSUs; or

(iii)	any combination of clauses (i) and (ii) above.

6.4	Any Shares issued under the Plan to a Participant shall be considered fully paid in consideration of past services rendered by such Participant that are not less in value than the fair equivalent of the money that the Corporation would have received if the Shares had been issued for money.

6.5	No fractional Share shall be delivered to a Participant under the Plan. Any fractional Share entitlement shall be satisfied by the payment of an amount in cash equal to such fractional Share entitlement multiplied by the DSU Value on the Settlement Date.

7.	Withholdings

7.1	The Corporation may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any Shares to be issued or delivered to a Participant upon settlement of the Participant’s DSUs, a number of Shares equivalent in value to any amount the Corporation is entitled or required to withhold or deduct on account of income taxes, social security charges or other deductions that may be required by any applicable law or by any Canadian, foreign, federal, provincial, territorial, state or local governmental authority in respect of (i) the grant, earning, vesting, surrender, disposition or settlement of a DSU or any interest therein, (ii) the receipt of Shares under the Plan, or (iii) any payment or benefit under the Plan (the “Withholding Amount”). Any Withholding Amount retained or received from the Participant or realized by the Corporation will be remitted to the appropriate governmental authority by the Corporation. Any determination by the Corporation pursuant to this paragraph 7.1 with respect to a Withholding Amount shall be final and binding on the Participant.

7.2	The Participant acknowledges and agrees that the Corporation shall have the right to require payment by the Participant of the Withholding Amount, and may take any means necessary to obtain payment from the Participant thereof, including:

(a)	permitting the Participant to pay to the Corporation the Withholding Amount; and

(b)	withholding the necessary amount from the Participant’s settlement of the DSUs in a manner determined by the Corporation in its discretion, from other cash remuneration payments, or from any other amounts owing by the Corporation to the Participant.

7.3	If the Corporation does not withhold an amount or require payment of an amount by a Participant sufficient to satisfy all obligations referred to in paragraph 7.1, the Participant shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation to a governmental authority to satisfy any such obligation.

8.	Non-assignable

No DSU or any interest therein shall be assignable or transferable by the Participant other than by will or under the laws of succession.

9.	Not a Shareholder

A Participant shall have no rights as a shareholder of the Corporation with respect to any Shares underlying such Participant’s DSUs until the Participant shall have become the holder of record of such Shares.

10.	Shares Subject to this Plan

10.1	The total number of Shares that may be issued under this Plan shall not exceed two hundred fifty thousand (250,000) Shares, subject to the adjustment under paragraph 11.

10.2	The number of Shares:

(i)	issued to insiders of the Corporation, within any one-year period, and

(ii)	issuable to insiders of the Corporation, at any time,

under this Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed ten percent (10%) of the total issued and outstanding Shares, respectively.

For the purposes of the foregoing, the term “insider” shall mean those who are “reporting insiders” of the Corporation as defined in National Instrument 55-104—Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

11.	Effects of Alteration of Share Capital

In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the Board, by adjusting (i) the kind of Shares deliverable under the Plan, (ii) the number and/or kind of Shares underlying outstanding DSUs, (iii) the factors and manner in which the settlement amount of a DSU is to be determined, or (iv) any other term and condition of the DSUs. Such adjustment shall be final and binding on all parties.

12.	Amendment and Termination

12.1	The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding DSUs, provided that such amendment, suspension or termination shall not adversely alter or impair any DSU previously granted.

12.2	Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments necessary in order for DSUs to qualify for favourable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Plan;

(e)	any amendment to any DSU, whether or not such DSU is held by an insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	amendments necessary to suspend or terminate the Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

12.3	Shareholder approval will be required for the following types of amendments:

(a)	amendments to the number of Shares issuable under the Plan, including an increase to a maximum percentage or number of Shares;

(b)	any amendment extending the term of a DSU held by an insider beyond its original Expiry Date except as otherwise permitted by the Plan;

(c)	any amendment to this section 12 of the Plan;

(d)	any amendment to remove or to exceed the “insider participation limit” set out in section 10.2 of the Plan; and

(e)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

12.4	In the event of any conflict between paragraphs 12.2(a) to 12.2(g) and paragraphs 12.3(a) to 12.3(e) above, the latter shall prevail.

13.	Final Provisions

13.1	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the market price of the Shares.

13.2	Notwithstanding any other provision of the Plan, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no DSUs will be granted to such Participant to compensate for a reduction in the value of the Shares, nor will any other form of benefit be conferred upon, or in respect, of the Participant for such purpose.

13.3	The Corporation shall assume no responsibility as regards the tax consequences that participation in the Plan may have for a Participant, and Participants are urged to consult their own tax advisors in such regard.

13.4	The Plan and any DSU granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Québec and the federal laws of Canada applicable thereto.

13.5	Each Participant agrees with the Corporation that this Plan and all agreements, notices, declarations and documents accessory to the Plan be drafted in English only. Chaque participant consent avec la société à ce que ce Plan ainsi que toutes conventions, avis, déclarations et documents afférents au Plan soient rédigés en anglais seulement.

13.6	The Plan was adopted by the Board on April 22, 2014 and approved by shareholders of the Corporation on June 11, 2014.